Exhibit 3.2

CERTIFICATE OF AMENDMENT

OF

FOURTH AMENDED AND RESTATED CERTIFICATE OF INCORPORATION

OF

VERMILLION, INC.

Vermillion, Inc. (the “Corporation”), a corporation organized and existing under and by virtue of the General Corporation Law of the State of Delaware, hereby certifies as follows:

1. This Certificate of Amendment amends the provisions of the Corporation’s Fourth Amended and Restated Certificate of Incorporation filed with the Secretary of State of the State of Delaware on January 22, 2010 (the “Certificate of Incorporation”).

2. Article IX of the Certificate of Incorporation is hereby amended and restated in its entirety as follows:

ARTICLE IX

Holders of stock of any class or series of the corporation shall not be entitled to cumulate their votes for the election of directors or any other matter submitted to a vote of the stockholders, unless such cumulative voting is required pursuant to Sections 214 of the Delaware General Corporation Law, in which event each such holder shall be entitled to as many votes as shall equal the number of votes which (except for this provision as to cumulative voting) such holder would be entitled to cast for the election of directors with respect to his shares of stock multiplied by the number of directors to be elected by him, and the holder may cast all of such votes for a single director or may distribute them among the number of directors to be voted for, or for any two or more of them as such holder may see fit, so long as the name of the candidate for director shall have been placed in nomination prior to the voting and the stockholder, or any other holder of the same class or series of stock, has given notice at the meeting prior to the voting of the intention to cumulate votes.

1. NUMBER OF DIRECTORS. The number of directors that constitutes the whole Board of Directors of the corporation shall be designated in the Amended and Restated Bylaws of the corporation.  Each director elected at and after the annual meeting of stockholders of 2014 shall be elected for a term expiring at the next succeeding annual meeting of stockholders and until such director’s successor shall have been elected and qualified, or until such director’s earlier death, resignation or removal.  For the avoidance of doubt, any director elected at or prior to the annual meeting of stockholders of 2013 shall serve for the remainder of the term to which such director was elected or until such director’s earlier death, resignation or removal.

2. ELECTION OF DIRECTORS. Elections of directors need not be by written ballot unless the Amended and Restated Bylaws of the corporation shall so provide.

3. REMOVAL OF DIRECTORS. Any director or the entire board of directors may be removed, with or without cause, by the holders of a majority of the shares then entitled to vote at an election of directors.

3. This amendment was duly adopted in accordance with the provisions of Section 242 of the General Corporation Law of the State of Delaware.

4. All other provisions of the Certificate of Incorporation shall remain in full force and effect.

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Amendment to be signed this 27th day of June 2014.

By: /s/ Eric Schoen Name: Eric Schoen Title: Secretary